UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Endesa, S.A.

(Name of Issuer)

Ordinary Shares, nominal value € 1.20 each

(Title of Class of Securities)

00029274F1

(CUSIP Number)

MEDIOBANCA S.p.A.

Attn: Director, Office of Compliance

Piazzetta Enrico Cuccia, 1

20121 Milan, Italy

+39 06 6990184

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 10, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 3)

SCHEDULE 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated March 20, 2007 (the “Statement on Schedule 13D”), filed by the Reporting Person, a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 1.20 par value per share, of Endesa S.A., a corporation organized under the laws of Spain. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

Items 2, 4, 6 and 7 of the Statement on Schedule 13D are hereby amended and supplemented to add the following:

2.	Identity and Background.

On April 4, 2007, as a result of the preliminary proceedings in the Italian courts commenced by Mr Gabetti to challenge the order issued by Consob banning him from acting as a company director for six months starting from February 13, 2007, the Court of Appeal of Turin suspended the ban, pending resolutions on the merits.

4.	Purpose of Transaction.

On April 10, 2007, ENEL S.p.A. ("ENEL") and Enel Finance International S.A. (“EFI”) entered into a EUR 35,000,000,000 credit facility agreement (the “Credit Facility Agreement”) with Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., UBS Limited and the Reporting Person as mandated lead arrangers and bookrunners and the Reporting Person as agent and Banco Santander Central Hispano, S.A. as issuer of the bank guarantees. The Credit Facility Agreement will cover in full all financing requirements relating to the acquisition by ENEL of Endesa Shares through its joint tender offer with Acciona S.A.

The Credit Facility Agreement is composed of three tranches. The first tranche consists of EUR 10,000,000,000 with 364 days maturity, subject to a term-out option for a further 18 months. The second tranche consists of EUR 15,000,000,000 with a three-year maturity. The third tranche consists of EUR 10,000,000,000 with a five-year maturity. The interest rate applicable to the credit extended under the Credit Facility Agreement will vary depending on ENEL’s credit rating from time to time. The entire credit line may be fully or partially prepaid with no penalties. This summary is qualified in its entirety by reference to the Credit Facility Agreement filed as Exhibit 7 to this Schedule 13D and incorporated by reference to Exhibit 99.31 of Amendment No. 9 to the statement on schedule 13D filed by ENEL with the Securities and Exchange Commission on April 13, 2007.

6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Endesa.

Item 4 of this Amendment No. 1 is hereby incorporated herein by reference.

7.	Materials to be Filed as Exhibits.
Exhibit 7:

Credit Facility Agreement dated April 10, 2007, between ENEL S.p.A., Enel Finance International S.A.; Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca – Banca di Credito Finanziario S.p.A. and UBS Limited as mandated lead arrangers and bookrunners and Mediobanca – Banca di Credito Finanziario S.p.A. as agent and Banco Santander Central Hispano, S.A. as issuer of the bank guarantees, incorporated by reference to Exhibit 99.31 of Amendment No. 9 to the statement on Schedule 13D filed by ENEL S.p.A. with the Securities and Exchange Commission on April 13, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2007

/s/ Stefano Vincenzi

Signature

Stefano Vincenzi
Director of Compliance

Name/Title

/s/ Francesco Carloni

Signature

Francesco Carloni
Manager

Name/Title

Exhibit No.	Description

Exhibit 7

Credit Facility Agreement dated April 10, 2007, between ENEL S.p.A., Enel Finance International S.A.; Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca – Banca di Credito Finanziario S.p.A. and UBS Limited as mandated lead arrangers and bookrunners and Mediobanca – Banca di Credito Finanziario S.p.A. as agent and Banco Santander Central Hispano, S.A. as issuer of the bank guarantees, incorporated by reference to Exhibit 99.31 of Amendment No. 9 to the statement on Schedule 13D filed by ENEL S.p.A. with the Securities and Exchange Commission on April 13, 2007.